Exhibit 99.2
Dear Shareholder:
You are cordially invited to attend the Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company”) to be held on Friday, June 21, 2024 at 10:00, local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.
We have attached a Notice of Annual General Meeting, including the Agenda and Explanatory Notes thereto, and enclosed an attendance form and proxy card for use in connection with the meeting.
We hope that you will be able to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it to Equiniti Trust Company, LLC , as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the meeting. The signed attendance form must be received no later than 5 p.m. (New York time) on Friday, June 14, 2024 in order for you to attend the meeting.
The Annual General Meeting will also be streamed live via webcast on our website: https://corporate.qiagen.com/agm2024. Shareholders will be able to follow the meeting in listen-only mode. It will not be possible to vote or address the meeting via the webcast.
Whether or not you plan to attend the Annual General Meeting, it is important that your ordinary shares are represented. Therefore, please complete, sign, date and return the enclosed proxy card promptly in the enclosed envelope, which requires no postage if mailed in the United States. The completed proxy card must be received no later than 5:00 p.m. (New York time) on Monday, June 17, 2024 for your vote to count. Votes cast pursuant to a timely received proxy card shall be deemed votes cast in the meeting, and timely submitting your proxy will ensure your proper representation at the Annual General Meeting. If you physically attend the Annual General Meeting, you may vote in person if you wish, even if you have previously returned your proxy.

Sincerely,
/s/ Thierry Bernard     /s/ Roland Sackers

THIERRY BERNARD     ROLAND SACKERS
Managing Director     Managing Director
Venlo, The Netherlands
May 8, 2024
YOUR VOTE IS IMPORTANT.
PLEASE RETURN YOUR PROXY CARD PROMPTLY.

QIAGEN N.V.
____________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 21, 2024
____________________________

To The Shareholders:
Notice is hereby given that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company”), a public limited liability company organized and existing under the laws of The Netherlands, will be held on Friday, June 21, 2024 at 10:00, local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.
The Agenda of the Annual General Meeting of the Company, containing proposals of the Managing Board and the Supervisory Board of the Company, is as follows (undefined terms in this Agenda shall have the meaning as set out in the Explanatory Notes thereto):
1.Opening.
2.Managing Board Report for the year ended December 31, 2023 (“Calendar Year 2023”).
3.Compliance with Dutch Corporate Governance Code.
4.Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Calendar Year 2023.
5.Adoption of the Annual Accounts for Calendar Year 2023 (voting item).
6.Advisory Vote on the Remuneration Report 2023 (advisory voting item).
7.Reservation and dividend policy.
8.Discharge from liability of the Managing Directors for the performance of their duties during Calendar Year 2023 (voting item).
9.Discharge from liability of the Supervisory Directors for the performance of their duties during Calendar Year 2023 (voting item).
10.Reappointment of the following ten Supervisory Directors of the Company for a term running up to and including the date of the Annual General Meeting in 2025 (voting items):
a.Dr. Metin Colpan;
b.Dr. Toralf Haag;
c.Prof. Dr. Ross L. Levine;
d.Prof. Dr. Elaine Mardis;
e.Dr. Eva Pisa;
f.Mr. Lawrence A. Rosen;
g.Mr. Stephen H. Rusckowski;
h.Ms. Elizabeth E. Tallett;
i.Mr. Bert van Meurs; and
j.Ms. Eva van Pelt.

11.Reappointment of the following two Managing Directors of the Company for a term running up to and including the date of the Annual General Meeting in 2025 (voting items):
a.Mr. Thierry Bernard; and
b.Mr. Roland Sackers.
12.Remuneration of the Supervisory Board (voting items):
a.Adoption of the Remuneration Policy with respect to the Supervisory Board; and
b.Determination of the remuneration of the members of the Supervisory Board.
13.Reappointment of KPMG Accountants N.V. as auditors of the Company for the calendar year ending December 31, 2024 (voting item).
14.Appointment of Ernst & Young Accountants LLP as auditor of the Company for the calendar year ending December 31, 2025 (voting item).
15.Authorization of the Supervisory Board, until December 21, 2025 to (voting items):
a.issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of the shares issued and outstanding in the capital of the Company as at December 31, 2023 as included in the Annual Accounts for Calendar Year 2023; and
b.restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2023.
16.Authorization of the Managing Board, until December 21, 2025, to acquire shares in the Company’s own share capital (voting item).
17.Discretionary rights for the Managing Board to implement a capital repayment by means of synthetic share repurchase (voting item):
a.    Proposal to amend the Company’s Articles of Association in accordance with the draft deed of amendment to the Company’s Articles of Association (Part I) to, amongst other things, increase the par value per ordinary share by an amount to be determined by the Managing Board of the Company;
b.    Proposal to amend the Company’s Articles of Association in accordance with the draft deed of amendment of the Company’s Articles of Association (Part II) to, amongst other things, consolidate the ordinary shares at a consolidation ratio to be determined by the Managing Board, subject to the approval of the Supervisory Board (the reverse stock split);
c.    Proposal to amend the Company’s Articles of Association in accordance with the draft deed of amendment of the Company’s Articles of Association (Part III) to decrease the par value per ordinary share to an amount of EUR 0.01 and to repay to the shareholders an amount to be determined by the Managing Board, subject to the approval of the Supervisory Board, which amount will at maximum be USD 300 million in the aggregate; and
d.    Proposal to authorize each member of the Managing Board of the Company and each lawyer, (candidate) civil law notary and paralegal working at De Brauw Blackstone Westbroek N.V. to execute the three deeds of amendment of the Company’s Articles of Association (Part I, II and III).
18.Cancellation of fractional ordinary shares held by the Company (voting item).
19.Questions.
20.Closing.

Meeting documentation
Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Calendar Year 2023, the reports of the Supervisory Board and the Managing Board, the Company’s 2023 Remuneration Report, the list and biographies of binding nominees for reappointment to the Supervisory Board and the Managing Board, a triptych containing an explanation to each of the proposed amendments to the Company’s Articles of Association (Part I, II and III) as contemplated by Agenda Item 17 as well as documents reflecting the verbatim text of the amendments proposed under Agenda Item 17, the information sent to the record holders of ordinary shares in connection with the Annual General Meeting and other documents relevant for the Annual General Meeting can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and at the offices of Equiniti Trust Company, LLC at 48 Wall Street, Floor 23, New York, NY 10005, United States of America, until the close of the Annual General Meeting.
Copies are also available on our website: https://corporate.qiagen.com/agm2024. In order to contribute to sustainability, we strongly encourage you to obtain your copies of the meeting documents electronically via our website.
In an effort to reduce our cost of printing and mailing documents for the Annual General Meeting and to exhibit environmentally responsible conduct, we are not mailing paper copies of our 2023 Annual Report to our shareholders. The 2023 Annual Report, which provides additional information regarding our 2023 financial results, and copies of the Notice of Annual General Meeting, including the Agenda and Explanatory Notes thereto, and Annual Accounts for Calendar Year 2023, can be accessed on our website: https://corporate.qiagen.com/agm2024. Printed copies of the 2023 Annual Report can also be obtained free of charge by visiting our website: https://corporate.qiagen.com/investor-relations/ir-contacts/information-request-form/ or by contacting QIAGEN Sciences LLC, Attention: Executive Assistant to Chief Financial Officer, 19300 Germantown Rd, Germantown, MD 20874, United States of America, Phone number: +1 240 686 7774 until the close of the Annual General Meeting.
Record date
Close of business (5:00 p.m. New York time / 23:00 Frankfurt am Main time) on Friday, May 24, 2024 is the record date (the “Record Date”) for the determination of the record holders of ordinary shares entitled to attend and vote at the Annual General Meeting (in person or by proxy).
Attendance
All shareholders are cordially invited to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the Annual General Meeting.
Voting
Whether you plan to attend the Annual General Meeting or not, you are requested to complete, sign, date and return the enclosed proxy card as soon as possible in accordance with the instructions on the card. A pre-addressed, postage prepaid return envelope is enclosed for your convenience. Completed proxy cards may also be submitted via email to admin1@equiniti.com.
Other matters
In case you have any queries with respect to the Annual General Meeting, please contact agm2024@qiagen.com.
The Annual General Meeting will be streamed live via webcast on our website https://corporate.qiagen.com/agm2024. Shareholders will be able to follow the meeting in listen-only mode. It will not be possible to vote or address the meeting via the webcast.

By Order of the Managing Board

/s/ Thierry Bernard     /s/ Roland Sackers
THIERRY BERNARD     ROLAND SACKERS
Managing Director     Managing Director
May 8, 2024
Venlo, The Netherlands

QIAGEN N.V.
____________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS
____________________________

EXPLANATORY NOTES TO AGENDA
I. General
The enclosed proxy card and the accompanying Notice of Annual General Meeting of Shareholders and Agenda are being mailed to shareholders of QIAGEN N.V. (the “Company” or “QIAGEN”) in connection with the solicitation by the Company of proxies for use at the Annual General Meeting of Shareholders of the Company to be held on Friday, June 21, 2024 at 10:00 local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands. These proxy solicitation materials will be mailed on or about Tuesday, May 28, 2024 to all shareholders of record as of Friday, May 24, 2024, the record date for the Annual General Meeting.
Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Calendar Year 2023, the reports of the Company’s supervisory board (the “Supervisory Board”) and the Company’s managing board (the “Managing Board”), the Company’s 2023 Remuneration Report, the list and biographies of binding nominees for reappointment to the Supervisory Board and the Managing Board, a triptych containing an explanation to each of the proposed amendments to the Company’s Articles of Association (Part I, II and III) as contemplated by Agenda Item 17 as well as documents reflecting the verbatim text of the amendments proposed under Agenda Item 17, the information sent to the record holders of ordinary shares in connection with the Annual General Meeting and other documents relevant for the Annual General Meeting can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and at the offices of Equiniti Trust Company, LLC at 48 Wall Street, Floor 23, New York, NY 10005, United States of America, until the close of the Annual General Meeting. Copies are also available electronically on our website: https://corporate.qiagen.com/agm2024. In order to contribute to sustainability, we strongly encourage you to obtain your copies of the meeting documents electronically via our website.
In an effort to support sustainable business practices and reduce printing and mailing costs, we are not mailing paper copies of the Company’s 2023 Annual Report (the “2023 Annual Report”) to our shareholders. The 2023 Annual Report, which provides additional information regarding our 2023 financial results, and copies of the Notice of Annual General Meeting, including the Agenda and Explanatory Notes, and Annual Accounts for Calendar Year 2023, can be accessed on our website: https://corporate.qiagen.com/agm2024. Printed copies of the 2023 Annual Report can also be obtained free of charge by visiting our website: https://corporate.qiagen.com/investor-relations/ir-contacts/information-request-form/ or by contacting QIAGEN Sciences LLC, Attention: Executive Assistant to Chief Financial Officer, 19300 Germantown Rd, Germantown, MD 20874, United States of America, Phone number: +1 240 686 7774 until the close of the Annual General Meeting.
The reasonable cost of soliciting proxies, including expenses in connection with preparing and mailing the proxy solicitation materials, will be borne by the Company. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of ordinary shares for their expenses in forwarding proxy materials to such beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, telegram, telex, electronic mail and personal solicitation by directors, officers or employees of the Company. No additional compensation will be paid for such solicitation.
The Company is not subject to the proxy solicitation rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.

II. Voting and Solicitation
In order to attend, address and vote at the Annual General Meeting, or vote by proxy, the record holders of ordinary shares are requested to advise the Company in writing in accordance with the procedure set forth in the Notice of Annual General Meeting of Shareholders. Close of business (5:00 p.m. New York time / 23:00 Frankfurt am Main time) on May 24, 2024 is the record date for the determination of the record holders of ordinary shares entitled to participate in and vote at the Annual General Meeting or by proxy.
At May 2, 2024, there were 223,904,370 whole ordinary shares and 59.41 fractional ordinary shares issued in the Company’s share capital; no preference shares or financing preference shares have been issued to date. The Company holds 2,057,236 whole ordinary shares and 1.12 fractional ordinary shares in its own capital, which cannot be voted.

Shareholders are entitled to one vote for each whole ordinary share held.
Each of the proposals to reappoint members to the Supervisory Board and the Managing Board set forth under Agenda Items 10 and 11 will be adopted irrespective of the number of votes cast in favor, unless such proposal is overruled by at least two-thirds of the votes cast being votes against the proposal, provided such votes also represent more than fifty percent (50%) of the issued share capital of the Company as of the record date of the Annual General Meeting.
The proposals (i) to authorize the Supervisory Board to restrict or exclude the pre-emptive rights with respect to issuing shares or granting subscription rights set forth under Agenda Item 15.b, (ii) to decrease the par value of the ordinary shares through an amendment of the Articles of Association in connection with the discretionary repayment of capital by means of a synthetic share repurchase set forth under Agenda Item 17.c, and (iii) to cancel fractional ordinary shares the Company holds in its own share capital set forth under Agenda Item 18 shall be validly adopted if adopted by at least two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the Company’s issued share capital is represented at the Annual General Meeting. If fifty percent (50%) or more of the Company’s issued share capital is represented at the Annual General Meeting, the proposals set forth under Agenda Items 15.b, 17 (being one combined voting item, comprising Agenda Item 17.c referred to above) and 18 shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting. The proposal to adopt the Remuneration Policy with respect to the Supervisory Board as set forth under Agenda Item 12.a shall be validly adopted if adopted by at least seventy-five percent (75%) of the votes cast at the Annual General Meeting.
All other proposals presented to the shareholders at the Annual General Meeting shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting. No majority requirement applies to the non-binding advisory vote referred to under Agenda Item 6.
Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivery to the Company of a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the Annual General meeting, and who wishes to vote in person, may do so by revoking his or her proxy as described in the preceding sentence. Mere attendance at the Annual General Meeting will not serve to revoke a proxy. Ordinary shares represented by valid proxies received in time for use at the Annual General Meeting and not revoked prior to the Annual General Meeting, will be voted at the Annual General Meeting.
III. Explanatory Notes to Agenda Items
Explanatory Note to Item 2-Managing Board Report for Calendar Year 2023
At the Annual General Meeting, the Managing Board will conduct a presentation on the performance of the Company during Calendar Year 2023.
Explanatory Note to Item 3-Compliance with Dutch Corporate Governance Code
The Company complies with the majority of the best practice provisions of the Dutch Corporate Governance Code. For further details on the Company's compliance with the Dutch Corporate Governance Code, reference is made to the ''Dutch Corporate Governance Code – Comply or Explain'' section in the 2023 Annual Report.

Explanatory Note to Item 4-Supervisory Board Report on the Company’s Annual Accounts for Calendar Year 2023
At the Annual General Meeting, the Supervisory Board will conduct a presentation of its report on the Company’s Annual Accounts for Calendar Year 2023.
Explanatory Note to Item 5-Adoption of the Annual Accounts for Calendar Year 2023
The shareholders of the Company are being asked to adopt the Annual Accounts for Calendar Year 2023. The Annual Report and the Annual Accounts have been prepared by the Managing Board and approved by the Supervisory Board.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 6- Advisory Vote on the Remuneration Report 2023.
At the Annual General Meeting, information on the implementation of the Remuneration Policies for the Managing Board and Supervisory Board during 2023 will be provided to shareholders. Following the presentation, it will be proposed to cast a favorable, non-binding, advisory vote in respect of the Remuneration Report for 2023.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A NON-BINDING ADVISORY VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 7-Reservation and Dividend Policy
The Company’s reservation and dividend policy is to retain the profits by way of reserve. Consequently, the Company will not pay a dividend to the shareholders out of the Calendar Year 2023 profits. This policy benefits our shareholders by increasing share value, and the Company believes that this policy is aligned with shareholders’ taxation preferences.
As further set out under Agenda Item 17, the Company is proposing to the Annual General Meeting to grant the Managing Board the discretionary power to, subject to the approval of the Supervisory Board, return capital to the shareholders of the Company by means of a Synthetic Share Repurchase.
Explanatory Note to Item 8-Discharge from Liability of the Managing Directors
Under Dutch law, the adoption of the Annual Accounts does not automatically discharge the members of the Managing Board and the Supervisory Board from liability for the performance of their duties during Calendar Year 2023. The grant of such discharge from liability is typical for Dutch companies, and its approval is commonly included on the agenda for annual general meetings.
The shareholders of the Company are being asked to discharge the members of the Managing Board from liability for the performance of their duties during Calendar Year 2023, as described in the 2023 Annual Report and the 2023 Annual Accounts or as otherwise disclosed to the General Meeting of Shareholders.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 9-Discharge from Liability of the Supervisory Directors
The shareholders of the Company are being asked to discharge the members of the Supervisory Board from liability for the performance of their duties during Calendar Year 2023, as described in the 2023 Annual Report and the 2023 Annual Accounts or as otherwise disclosed to the General Meeting of Shareholders.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Items 10 and 11-Reappointment of the Supervisory Directors and Reappointment of the Managing Directors
The Supervisory Board and the Managing Board acting together at a joint meeting (the “Joint Meeting”) resolved to make a binding nomination for the reappointment of the ten current members of the Supervisory Board (the “Supervisory Directors”). Furthermore, the Joint Meeting resolved to make a binding nomination for the reappointment of the two current members of the Managing Board.
The Supervisory Board consists of such number of members, with a minimum of three members, as the Joint Meeting may determine. The Supervisory Board presently consists of ten members. The Joint Meeting has set the number of members of the Supervisory Board at ten as of the day following the Annual General Meeting. The Supervisory Directors are appointed by a vote of the shareholders of the Company at the Annual General Meeting, subject to the authority of the Supervisory Board to appoint up to one-third of its members if vacancies occur during a calendar year. The Supervisory Board has made use of this latter authority and appointed Ms. Eva van Pelt in March 2024 and Mr. Bert van Meurs in April 2024 as Supervisory Directors for a term ending on the date of the Annual General Meeting. As from the date of their appointment, Mr. van Meurs and Ms. van Pelt have received and, subject to their reappointment pursuant to Agenda Item 10.i and 10.j, respectively, will continue to receive remuneration in accordance with the Remuneration Policy for the Supervisory Board as adopted and determined by the general meeting of shareholders.
The Managing Board has one or more members, as determined by the Supervisory Board. The Managing Board presently consists of two members. The members of the Managing Board (the “Managing Directors”) are appointed by a vote of the shareholders of the Company at the Annual General Meeting.
The Supervisory Board and the Managing Board at the Joint Meeting may make a binding nomination to fill each vacancy on the Supervisory Board and Managing Board. At the Annual General Meeting, the shareholders may overrule the binding nature of a nomination by resolution adopted with a majority of at least two-thirds of the votes cast, provided such majority also represents more than half the issued share capital of the Company as of the date of the Annual General Meeting. Our shareholders vote for each nominee for reappointment to our Supervisory Board and Managing Board as a separate voting item.
It is proposed to reappoint the persons nominated for reappointment to the Supervisory Board as per the below, for a period beginning on the date following the date of the Annual General Meeting, until and including the date of the Annual General Meeting held in the following calendar year. It is furthermore proposed to reappoint the persons nominated for reappointment to the Managing Board as per the below for a period beginning on the date following the date of the Annual General Meeting, until and including the date of the Annual General Meeting held in the following calendar year.
By unanimous written consent and taking into account each individual's performance during their past term(s) of appointment, the Joint Meeting resolved to make a binding nomination for ten members of the Supervisory Board and two members of the Managing Board. The ten binding nominees for reappointment to the Supervisory Board positions are as follows:
•Nomination for position no. 1: Dr. Metin Colpan;
•Nomination for position no. 2: Dr. Toralf Haag;
•Nomination for position no. 3: Prof. Dr. Ross L. Levine;
•Nomination for position no. 4: Prof. Dr. Elaine Mardis;
•Nomination for position no. 5: Dr. Eva Pisa;
•Nomination for position no. 6: Mr. Lawrence A. Rosen;
•Nomination for position no. 7: Mr. Stephen H. Rusckowski;
•Nomination for position no. 8: Ms. Elizabeth E. Tallett;
•Nomination for position no. 9: Mr. Bert van Meurs; and
•Nomination for position no. 10: Ms. Eva van Pelt.

The Supervisory Board believes that these nominees meet the criteria for Supervisory Board positions, as approved by the Supervisory Board and set forth on the Company’s website, and that they will continue to deliver significant contributions in view of their broad international, financial and management experience, integrity and ethics. This applies in particular for Dr. Metin Colpan, Prof. Dr. Levine, Prof. Dr. Elaine Mardis, Mr. Lawrence A. Rosen and Ms. Elizabeth E. Tallett, who have served on the Supervisory Board for eight years or more. The Dutch Corporate Governance Code states that reasons should be given for a reappointment after an eight-year period. The Supervisory Board believes that the in-depth knowledge of the Company represented by Dr. Colpan, Prof. Dr. Levine, Prof. Dr. Mardis, Mr. Rosen and Ms. Tallett is very valuable for QIAGEN and beneficially supplements the diverse and mixed profile of the Supervisory Board. The experience and qualifications of each nominee to the Supervisory Board are described below.
The binding nominations for the two Managing Board positions are as follows:
•Nomination for position no. 1: Mr. Thierry Bernard; and
•Nomination for position no. 2: Mr. Roland Sackers.
The following is a brief summary of the backgrounds of each of the Supervisory Director and Managing Director nominees. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries.
Dr. Metin Colpan (1955, German). Dr. Colpan co-founded QIAGEN and served as its first Chief Executive Officer and as a Managing Director from 1985 to 2003. Dr. Colpan has been a member of the Supervisory Board since 2004 and has served as Chair of the Science & Technology Committee since 2014. He has been a member of the Nomination & ESG Committee since 2015. Prior to co-founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. He has extensive experience in Sample technologies, in particular the separation and purification of nucleic acids, and has many patents in the field. Dr. Colpan obtained his Ph.D. and master’s degree from the Darmstadt Institute of Technology.
Dr. Toralf Haag (1966, German). Dr. Haag joined the Supervisory Board and the Audit Committee in 2021 and is Chair of the Audit Committee. Dr. Haag is Chief Executive Officer and Chairman of the Corporate Board of Management of Voith GmbH & Co. KGaA, a privately held German technology company. Before joining Voith as Chief Financial Officer in 2016, Dr. Haag served for more than 11 years as Chief Financial Officer and Member of the Executive Committee of Lonza Group AG. Dr. Haag earned a degree in business administration from the University of Augsburg and a Ph.D. from the University of Kiel.
Prof. Dr. Ross L. Levine (1972, U.S.). Dr. Levine joined the Supervisory Board and its Science & Technology Committee in 2016. In 2021, he became Chair of QIAGEN’s Scientific Advisory Board. A physician-scientist focused on researching and treating blood and bone-marrow cancers, Dr. Levine is the Laurence Joseph Dineen Chair in Leukemia Research, the Chief of Molecular Cancer Medicine and an Attending Physician at Memorial Sloan Kettering Cancer Center, and Professor of Medicine at Weill Cornell Medicine. Board-certified in internal medicine and hematology-oncology, Dr. Levine received a bachelor’s degree from Harvard College and his M.D. from The Johns Hopkins University School of Medicine.
Prof. Dr. Elaine Mardis (1962, U.S.). Dr. Mardis joined the Supervisory Board in 2014. She has been a member of the Science & Technology Committee since 2014 and a member of the Compensation & Human Resources Committee since 2020. Dr. Mardis is Co-Executive Director of the Steve and Cindy Rasmussen Institute for Genomic Medicine at Nationwide Children’s Hospital in Columbus, Ohio, and Professor of Pediatrics at The Ohio State University College of Medicine. Previously, she was the Robert E. and Louise F. Dunn Distinguished Professor of Medical Sciences at Washington University School of Medicine and President of the American Association for Cancer Research. Dr. Mardis is a scientific advisor to Scorpion Therapeutics LLC, an elected member of the U.S. National Academy of Medicine, and a member of the Board of Directors of Singular Genomics Systems, Inc., a publicly listed company based in the U.S. Dr. Mardis received her bachelor’s degree and Ph.D. from the University of Oklahoma.
Dr. Eva Pisa (1954, Swedish/Swiss). Dr. Pisa joined the Supervisory Board and the Compensation & Human Resources Committee in 2022. Since March 2024, she has been Chair of the Compensation & Human Resources Committee. She is an advisor to several life science and diagnostic companies through her company piMed

Consulting, and she previously held senior leadership positions in Roche Diagnostics International from 2007 to 2020, most recently as Senior Vice President at Roche Centralized and POC Solutions. Prior to joining Roche, she was Chief Executive Officer of Sangtec Molecular Diagnostics AB, a Swedish start-up, from 2001 to 2007. Dr. Pisa holds a Ph.D. from the Karolinska Institutet and an MBA from Heriot-Watt University.
Mr. Lawrence A. Rosen (1957, U.S.). Mr. Rosen joined the Supervisory Board in 2013 and has served as Chair of the Supervisory Board since 2020. He has been a member of the Audit Committee since 2013 and a member of the Nomination & ESG Committee since 2020. Mr. Rosen also serves on the Supervisory Boards of Lanxess AG and Deutsche Post AG, where he previously was a member of the Board of Management and Chief Financial Officer from 2009 to 2016. He served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA from 2003 to 2009, and earlier as Senior Vice President and Treasurer of Aventis SA in Strasbourg. Mr. Rosen holds a bachelor’s degree from the State University of New York and an MBA from the University of Michigan.
Mr. Stephen H. Rusckowski (1957, U.S.). Mr. Rusckowski joined the Supervisory Board in April 2023. He is a member of the Compensation & Human Resources Committee and since March 2024, he has been Chair of the Nomination & ESG Committee. He most recently served as Chairman, President and Chief Executive Officer of Quest Diagnostics. He joined Quest Diagnostics as President and Chief Executive Officer in May 2012 and was named Chairman in 2016. He stepped down from his role as President and CEO in 2022, and as Chairman in early 2023. Prior to joining Quest Diagnostics, Mr. Rusckowski was CEO of Philips Healthcare, which he joined in 2001 when Philips acquired the Healthcare Solutions Group that he was leading at Hewlett-Packard/Agilent Technologies. Mr. Rusckowski also serves on the Board of Directors of Baxter International Inc., and previously served as a member of the Board of Directors of Xerox Holdings Corporation and Covidien plc. He earned a bachelor’s degree in Mechanical Engineering from Worcester Polytechnic Institute and a master’s in Management from the Massachusetts Institute of Technology’s Sloan School of Management.
Ms. Elizabeth E. Tallett (1949, U.S./British). Ms. Tallett joined the Supervisory Board and its Audit Committee and Compensation & Human Resources Committee in 2011. In 2016, she joined the Nomination & ESG Committee. Ms. Tallett is Chair of the Board of Directors of Elevance Health, Inc. and a member of the Board of Directors of Moderna, Inc., both publicly listed companies based in the U.S. From 2002 to 2015, she was a Principal of Hunter Partners, LLC, a management company for pharmaceutical, biotechnology and medical device companies, and continues to consult with early-stage healthcare companies. She previously served as President and Chief Executive Officer of Transcell Technologies Inc.; President of Centocor Pharmaceuticals; a member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. A founding Board member of the Biotechnology Council of New Jersey, Ms. Tallett received bachelor’s degrees in mathematics and economics from the University of Nottingham.
Mr. Bert van Meurs (1961, Dutch). Mr. van Meurs joined the Supervisory Board and the Nomination & ESG Committee in April 2024. He is a member of the Executive Committee at Royal Philips N.V. of the Netherlands, where he serves as Executive Vice President and Chief Business Leader of Image Guided Therapy, and also as Chief Business Leader of Precision Diagnosis (ad interim) responsible for Diagnosis & Treatment. He has more than 30 years of experience since joining Philips in 1985 in various global business leadership positions in research and development, clinical science, and marketing and sales in Europe and Asia. He has a Master’s degree in Physics from the University of Utrecht and a degree in Business Marketing from the Technical University of Eindhoven, both in the Netherlands.
Ms. Eva van Pelt (1965, German). Ms. van Pelt joined the Supervisory Board and the Audit Committee in March 2024. She most recently served as Co-CEO and member of the Management Board of Eppendorf Group, a privately-held German Life Sciences company with more than EUR 1.2 billion of annual sales and over 5,000 employees worldwide. Prior to her time at Eppendorf, she held various international management positions of increasing responsibility with Siemens, Accenture, Hitachi Data Systems and Leica Microsystems. She also currently serves as a member of the Supervisory Board of Paul Hartmann AG, a publicly-listed German healthcare company, and as President of the German-Dutch Chamber of Commerce. She earned a Diplom-Kauffrau degree from the Ludwig-Maximilians-Universität in Munich.
Thierry Bernard (1964, U.S./French). Mr. Bernard joined QIAGEN in February 2015 to lead the company’s growing presence in molecular diagnostics, the application of Sample to Insight solutions for molecular testing in human healthcare. He was named Chief Executive Officer in March 2020 after serving in this role on an interim basis and became a member of the Managing Board in 2021. Previously, Mr. Bernard held roles of increasing responsibility during 15 years with bioMérieux SA, most recently as Corporate Vice President, Global Commercial Operations, Investor Relations and the Greater China Region. He also held senior management roles in other leading international companies. He was named in March 2023 as Chair of the AdvaMedDx Board of Directors, a U.S. industry trade association. Mr. Bernard has earned degrees and certifications from Sciences Po, LSE, the College of Europe, Harvard Business School, Centro de Comercio Exterior de Barcelona, and has been appointed Conseiller du Commerce Extérieur by the French government.
Roland Sackers (1968, German). Mr. Sackers joined QIAGEN in 1999 as Vice President, Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. From 1995 to 1999, he was an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Since 2019, Mr. Sackers has served on the Supervisory Board of Evotec SE, a publicly listed company based in Germany, including as Chair of the Audit Committee since 2019 and as Vice Chair of the Supervisory Board since 2021. He is also a member of the Board of the industry association BIO Deutschland. Mr. Sackers earned his Diplom-Kaufmann from the University of Münster.
Share Ownership
The following table sets forth certain information as of January 31, 2024 concerning the ownership of ordinary shares by each current member of the Supervisory Board being proposed for reappointment. In preparing the following table, the Company has relied on information furnished by such persons.

Name and country of residence	Number of shares beneficially owned (1)(2)
Dr. Metin Colpan, Germany	410,886
Dr. Toralf Haag, Germany	679
Prof. Dr. Ross L. Levine, United States of America	12,793
Prof. Dr. Elaine Mardis, United States of America	—
Dr. Eva Pisa, Switzerland	—
Mr. Lawrence A. Rosen, United States of America	10,399
Mr. Stephen H. Rusckowski, United States of America	25
Ms. Elizabeth Tallett, United States of America	44,011
Mr. Bert van Meurs, The Netherlands	—
Ms. Eva van Pelt, Germany	—
(1)The number of ordinary shares outstanding as of January 31, 2024 was 221,356,630. The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as other shareholders with respect to ordinary shares.
(2)Does not include ordinary shares subject to options or awards held by such persons as at January 31, 2024.
The Dutch Authority of Financial Markets (“AFM”) maintains a public database of notifications regarding shareholdings and voting rights of directors on its website. This database includes all notifications made by the current members of the Supervisory Board regarding their holdings of ordinary shares and related voting rights. The database can be accessed through an Internet link on our website: www.qiagen.com.
THE SUPERVISORY BOARD AND THE MANAGING BOARD ACTING TOGETHER AT THE JOINT MEETING UNANIMOUSLY RECOMMEND THE REAPPOINTMENT OF EACH PROPOSED NOMINEE TO THE SUPERVISORY BOARD AND THE REAPPOINTMENT OF EACH PROPOSED NOMINEE TO THE MANAGING BOARD. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 12-Remuneration of the Supervisory Board
Adoption of the Remuneration Policy with respect to the Supervisory Board (item 12a)
The shareholders of the Company are being asked to adopt the Remuneration Policy with respect to the Supervisory Board (the "SB Remuneration Policy"). The proposed Supervisory Board Remuneration Policy sets out the rules regarding the remuneration of the Supervisory Board members and is included below. According to Dutch law, this proposal requires the affirmative vote of a majority of 75% of the votes cast at the Annual General Meeting.

Supervisory Board Remuneration Policy
Introduction
This Remuneration Policy for the Supervisory Board was initially submitted to the Annual General Meeting (AGM) of shareholders of QIAGEN in June 2020, and received approval by 84% of the votes cast at the meeting. This amended version will be submitted to the AGM in June 2024. It will apply for no more than four years, and the Supervisory Board will submit a new policy no later than the AGM in 2028.
This Remuneration Policy describes and codifies our remuneration practices. This Policy complies with the European Directive on shareholder engagement as implemented in the legislation in the Netherlands, where QIAGEN is incorporated. It aims to provide transparency that enables and invites shareholder dialogue. This Policy further complies with the best practices in Corporate Governance in Germany and the United States, where QIAGEN is listed on the Frankfurt Stock Exchange and NYSE, respectively. Explanation will be provided when, by exception, tried and proven remuneration practices are given precedence.
New in the 2024 Remuneration Policy
The fixed compensation in RSUs (Restricted Share Units) is simplified and significantly reduced to align with market best practices, while introducing a minimum shareholding guideline for Supervisory Board members. No other changes are planned for the Supervisory Board compensation. The fixed annual fees for board membership have remained unchanged since 2015.
Policy Principles
Remuneration as a strategic instrument
This Policy supports the long-term development and strategy of QIAGEN in a highly dynamic environment, while aiming to address the requests of various stakeholders and maintaining an acceptable risk profile.
It builds on remuneration principles and practices that have proven to be both fitting and effective for QIAGEN. The Supervisory Board ensures that the Policy and its implementation are linked to our objectives and commitment to value creation for our stakeholders, including shareholders.
More than ever, the ambition for QIAGEN is to stay true to our mission of advancing molecular testing through our Sample to Insight portfolio and helping us achieve our vision of making improvements in life possible. QIAGEN is a global leader in providing a differentiated portfolio of products and services used across the continuum from research in Life Sciences to clinical healthcare using novel solutions to unlock valuable molecular insights from DNA and RNA – the building blocks of life.
Founded in Germany in 1984, QIAGEN has grown by developing new solutions based on consumables kits, related instruments and bioinformatics to meet diverse and rapidly changing customer needs.
QIAGEN’s strategy is focused on “Balance” and “Focus” – balance in terms of serving more than 500,000 customers around the world involved in life sciences and molecular diagnostics combined with a broad geographic presence, and focus in terms of ensuring that investments are targeted on those areas of the portfolio with the highest and most promising growth potential. Our strategy is anchored by innovation and sustainable value creation with an emphasis on increasing growth, efficiency, engagement and improving customer experience. To realize our strategy successfully, we need to attract and retain highly qualified members of the Supervisory Board. Relevant experience at the executive level is required to supervise the execution of the strategy and to be a sounding board and advisor to our Managing Board, as well as employer of its members.
Remuneration principles
QIAGEN strongly believes in competitive remuneration as a precondition to attracting intrinsically motivated top talent throughout all levels of the organization, including the Supervisory Board. We focus on achieving a total remuneration level, both short-term and long term, that is comparable with levels provided by our peer companies in Europe and the United States, especially given that nearly half of QIAGEN’s business is conducted in the U.S. The remuneration level should reflect the responsibilities of being a Supervisory Board member, and the intensive time commitment and international travel that is required for Board meetings and Committee assignments.
Independence in judgment and position is required in the supervisory function and may not be compromised. Accordingly, no variable or performance-driven remuneration that is dependent upon the results of QIAGEN is provided to Supervisory Board members. We do believe, however, in remuneration that is partly paid in RSUs, in addition to fixed annual fees. The grant of a fixed compensation level of RSUs under this amended proposal underlines the long-standing commitment to QIAGEN that is expected of Supervisory Board members and that QIAGEN has experienced over the last few decades as a publicly-listed company.
Support for Remuneration Policy
As a global company incorporated in the Netherlands, as well as having stock market listings in the U.S. and Germany, QIAGEN intends to fully comply with relevant legal requirements and governance best practices. We engage on a regular basis with shareholders on our policies and seek their feedback. Within QIAGEN, the policies for our employees are transparent and meet broad support from stakeholders, including shareholders, around the world. Key attributes include linking compensation for all employees to our performance and ensuring strong internal consistency.
It is noted that The Dutch Corporate Governance Code states a Supervisory Board member should not be granted equity-based compensation. This is, however, a very common practice for internationally oriented companies and it has proven successful in attracting and retaining high profile candidates to our Supervisory Board.
Based on feedback received from shareholders and employees, as well as opinions expressed in public debate among stakeholders, the Supervisory Board believe that this amended Policy should continue to receive broad support.
Reference Group Benchmarking
The Remuneration Policy and overall remuneration levels offered to members of the Supervisory Board are benchmarked regularly against a selected group of reference companies to ensure overall competitiveness. These companies have been selected based on their market capitalization, direct competition for talent, similar complexity, scope of international activities, presence in similar industries and data transparency. It is identical to the labor market peer group used in setting remuneration levels for the Managing Board.
The geographic composition of this reference group reflects QIAGEN’s extensive and growing presence in the U.S. as well as the fact that the vast majority of our direct competitors are located there. The U.S. also is an increasingly important source for leadership, senior management and employees, and this practice has proven successful in the past.
As part of its periodic review of remuneration practices, the Supervisory Board may adjust the composition of this reference group in view of developments among various companies, such as for mergers or acquisitions.
Supervisory Board Remuneration Structure
Overview
Remuneration for Supervisory Board members consists of a combination of fixed annual fees, fees for committee membership and a grant of a fixed value of RSUs. The fixed annual fees for board membership have remained unchanged since 2015.

Fixed annual fees

Fee payable to the Chair of the Supervisory Board	$150,000
Fee payable to each member of the Supervisory Board	$57,500
Additional compensation payable to members holding the following positions:
Chair of the Audit Committee	$25,000
Member of the Audit Committee	$15,000
Chair of the (i) Compensation & Human Resources Committee, (ii) the Nomination & ESG Committee, or (iii) the Science & Technology Committee	$18,000
Member of the (i) Compensation & Human Resources Committee, (ii) the Nomination & ESG Committee, or (iii) the Science & Technology Committee	$11,000
Chair of other Committees	$12,000
Member of other Committees	$6,000
Further, Supervisory Board members are reimbursed for reasonable administration costs and tax consulting costs incurred in connection with the preparation of their tax returns up to EUR 5,000 per person per year.
Fixed compensation in RSUs
Supervisory Board members receive annually share-based remuneration in the form of RSUs, which represent rights to receive QIAGEN Shares at future dates if the individual continues to provide service to the Company.
Supervisory Board members shall each be eligible to receive an RSU award on an annual basis valued at $230,000 on the grant date. The RSUs will be structured so that each award will vest one year from the grant date.
Equity holding guideline
Supervisory Board members will be required to hold QIAGEN shares with a value of at least 200% of their gross annual RSU award. The minimum shareholding may be built up over a multi-year period based on the after-tax value of shares after vesting, and does not require any personal share purchases. All vested shares are locked up until this guideline is fulfilled.
Service Agreements
QIAGEN generally does not enter into written agreements with its Supervisory Board members, nor does it make any arrangements in respect of severance payment. If agreements are to be entered into in the future, such agreements will not be entered into for a term longer than the term of appointment of the Supervisory Board member concerned, which is for one year.
These agreements will not provide for any arrangements that provide severance payment, and can be terminated upon resignation or dismissal of the Supervisory Board member, or with mutual consent of the parties to the agreement, taking into account the relevant provisions of the agreement.
The Supervisory Board members do not participate in corporate benefit plans.
Decision-making Process
Overview
Under the European Directive (EU) 2017/828, a Remuneration Policy for the Supervisory Board is to be submitted to the AGM at least once every four years, where it requires at least 75% approval of the votes present. Under approval by the full Supervisory Board, the Policy is prepared by the Compensation Committee and takes into consideration:
•Feedback received at the AGM and through shareholder engagement.
•The Company’s identity, mission, business strategy, as well as long-term interests and sustainability.
•The employment conditions of employees.

When approved by the AGM, the Remuneration Policy will be published without delay in the Investor Relations section of the QIAGEN’s website at www.qiagen.com. If a proposal is not approved, the existing Remuneration Policy will continue to apply, and the Supervisory Board shall submit a revised proposal to the next AGM.
Derogation
In exceptional circumstances only, the General Meeting of QIAGEN may decide to temporarily derogate from the Remuneration Policy. This derogation may concern all aspects of the policy. “Exceptional circumstances” only cover situations in which the derogation from the Remuneration Policy is necessary to serve the long-term interest and sustainability of the Company as a whole or to assure its viability.
Determination of the remuneration of members of the Supervisory Board (item 12.b)
The General Meeting of Shareholders is being asked to determine that the remuneration of the members of the Supervisory Board, effective as of this Annual General Meeting of Shareholders, will be equal to the remuneration as set out in the SB Remuneration Policy and as reflected under Agenda Item 12.a.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR EACH OF THESE ITEMS. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 13-Reappointment of Auditor
The Supervisory Board approved a resolution to propose to the shareholders of the Company at the Annual General Meeting, and hereby does so propose, the reappointment of KPMG Accountants N.V. to audit the financial statements of the Company for the calendar year ending December 31, 2024. KPMG Accountants N.V. audited the Company’s financial statements for Calendar Year 2023.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 14-Appointment of Auditor
Under applicable laws and regulations, on December 31, 2024, KPMG Accountants N.V. will have reached the maximum aggregate term as the Company's external auditor. Therefore, the Company conducted a process for the selection of the external auditor for calendar year 2025.
The Company started a competitive selection process in October 2023. Two 'big four' audit firms (other than KPMG Accountants N.V.), as well as one other audit firm, were invited to participate in the selection process. One of the 'big four' audit firms, being Ernst & Young Accountants LLP, as well as the other firm, being BDO Accountants, decided to participate in the selection process. A series of interviews were conducted, as well as three presentation rounds to the management and the Audit Committee, in which the participating firms were offered the opportunity to present themselves and their audit proposals. The Audit Committee led the process and the assessment and evaluated the participating audit firms based on certain pre-defined selection criteria, such as audit approach and scoping, composition of the audit team members, industry experience, transition strategy, quality assurance aspects and competitiveness of the audit fee.
Following such competitive selection process, the Audit Committee assessed the participating audit firms in terms of composition of the team, industry experience, transition strategy and quality assurance aspects. The Audit Committee has recommended the appointment of Ernst & Young Accountants LLP as the Company's external auditor for the calendar year ending December 31, 2025.
The Supervisory Board concurs with the Audit Committee's recommendation and proposes to the General Meeting of Shareholders the appointment of Ernst & Young Accountants LLP to audit the financial statements of the Company for the calendar year ending December 31, 2025.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 15-Extension of Certain Powers of the Supervisory Board
At our Annual General Meeting on June 22, 2023, the Supervisory Board was designated, for a period of eighteen (18) months, to:
a)issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of shares issued and outstanding in the capital of the Company as at December 31, 2022 as included in the Annual Accounts for Calendar Year 2022; and
b)restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights for such shares, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2022.
The Managing Board and the Supervisory Board consider it in the best interest of the Company and its shareholders for the Supervisory Board to be able to react in a timely manner when certain opportunities arise that require issuance of our shares. For example, in the past, this designation has been used in relation to the issuance of convertible bonds because of the short window of opportunity for completing such transactions to maximize shareholder value.
Therefore, the Managing Board and the Supervisory Board believe it would be in the best interests of the Company and its shareholders to grant to the Supervisory Board the authority to issue ordinary shares or financing preference shares, or to grant rights to subscribe for such shares, when such occasions occur, and to exclude the pre-emptive rights in situations where it is imperative to be able to act quickly, without having to obtain shareholder approval at an extraordinary general meeting of shareholders, which could take valuable time and may create disrupting market speculations. In addition, the authority to issue ordinary shares may also be applied to meet the Company’s obligations under options, RSUs and PSUs awarded in accordance with applicable employee participation plans or the Company’s remuneration policies.
Notwithstanding the authorization of the Supervisory Board to issue shares as described herein, as a matter of Dutch law (Section 2:107a of the Dutch Civil Code), we must seek the approval of the general meeting of shareholder for resolutions of the Managing Board in respect of any transaction concerning a material change to the identity or the character of the Company or its business.
It is proposed to renew the current authorizations of the Supervisory Board to issue ordinary shares and financing preference shares and to grant rights to subscribe for such shares as well as to restrict or exclude pre-emptive rights in connection therewith, with the same limits as the current authorizations, for a period of 18 months from the date of the Annual General Meeting (i.e., until December 21, 2025).
Designation of the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting, as the body authorized to issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, up to a maximum of fifty percent (50%) of the Company’s issued and outstanding share capital as at December 31, 2023 (Agenda Item 15.a)
It is proposed to designate the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting (i.e., until December 21, 2025), as the body authorized to issue a number of ordinary shares and financing preference shares in the capital of the Company and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of shares issued and outstanding in the capital of the Company as at December 31, 2023 as included in the Annual Accounts for Calendar Year 2023. The designation granted by the general meeting of shareholders held on June 22, 2023, will expire on adoption of this proposed resolution.
Designation of the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting, as the body authorized to restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights for such shares, up to a maximum of ten percent (10%) of the Company’s issued and outstanding share capital as at December 31, 2023 (Agenda Item 15.b)

In connection with the authorization of the Supervisory Board to issue shares and grant rights to subscribe for shares, it is proposed to also designate the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting (i.e., until December 21, 2025), as the body authorized to restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights for such shares, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2023 as included in the Annual Accounts for Calendar Year 2023. The designation granted by the general meeting of shareholders held on June 22, 2023, will expire on adoption of this proposed resolution.
According to Dutch law and the Company’s Articles of Association, the proposal set forth under Agenda Item 15.a may be adopted by an affirmative vote of a simple majority of the votes cast at the Annual General Meeting. The proposal set forth under Agenda Item 15.b requires the affirmative vote of two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the Company’s issued share capital is represented at the Annual General Meeting. If fifty percent (50%) or more of the Company’s issued share capital is represented at the Annual General Meeting, the proposal set forth under Agenda Item 15.b shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR EACH OF THESE ITEMS. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 16-Extension of Certain Powers of the Managing Board
Pursuant to Article 6 of the Company’s Articles of Association, the Managing Board shall have the power to cause the Company to acquire for consideration shares in the Company’s own share capital, if and in so far as the Managing Board has been authorized by the General Meeting of Shareholders for this purpose. The grant of such power to the Managing Board is typical for Dutch companies, and its approval is commonly included by such companies on the agenda for annual general meetings.
At our Annual General Meeting on June 22, 2023, the Managing Board was authorized, for a period of eighteen (18) months (i.e. until December 22, 2024) to, subject to the approval of the Supervisory Board and to the provisions of the Company’s Articles of Association and Section 2:98 of the Dutch Civil Code, cause the Company to acquire for consideration shares in the Company’s own share capital, up to a maximum of ten percent (10%) of the Company’s issued share capital on the date of acquisition and provided that the Company or any subsidiary of the Company shall not hold more than ten percent (10%) of the Company’s issued share capital at any time. Such acquisition may occur (i) with respect to ordinary shares, at a price between EUR 0.01 and one hundred ten percent (110%) of the higher of the average closing price of the ordinary shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase or (ii) with respect to preference and financing preference shares, at a price between EUR 0.01 and three times the issuance price.
The power to repurchase shares provides the Managing Board, subject to the approval of the Supervisory Board, with flexibility to repurchase shares for general corporate purposes and allows the Managing Board to return capital to the Company’s shareholders by repurchasing shares. In addition to being a means to return value to shareholders, repurchases of shares in the Company’s own share capital could be used by the Managing Board to streamline the Company’s investor base, demonstrate a commitment to the Company’s business and confidence in the long-term growth of the Company, provide increased liquidity for investors and cover obligations under the Company’s share-based compensation plans.
It is therefore proposed to renew this authorization and authorize the Managing Board, for a period of 18 months from the date of the Annual General Meeting (i.e., until December 21, 2025) and subject to the approval of the Supervisory Board and to the provisions of the Company’s Articles of Association and Section 2:98 of the Dutch Civil Code, to cause the Company to acquire, on a stock exchange or otherwise, for consideration shares in the Company’s own share capital, up to a maximum of ten percent (10%) of the Company’s issued share capital on the date of acquisition and provided that the Company or any subsidiary of the Company shall not hold more than ten percent (10%) of the Company’s issued share capital at any time. Such acquisition may occur (i) with respect to ordinary shares, between EUR 0.01 and one hundred ten percent (110%) of the higher of the average closing price of the ordinary shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase or, (ii) with respect to preference and financing preference shares, between EUR 0.01 and three times the issuance price. The authorization granted by the general meeting of shareholders held on June 22, 2023, will expire on adoption of this proposed resolution.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 17 — Discretionary rights for the Managing Board to implement a Capital Repayment by means of a Synthetic Share Repurchase
General introduction and key principles
Synthetic Share Repurchase
It is proposed to, for a period of 18 months from the date of the Annual General Meeting of Shareholders, grant discretionary powers to the Managing Board to, within certain boundaries and subject to the approval of the Supervisory Board, adjust the Company’s capital structure and to repay capital to the Company’s shareholders via a synthetic share repurchase, with the key consequences of this synthetic share repurchase being as follows:
(i)    an amount to be determined by the Managing Board, subject to the approval of the Supervisory Board, which amount will at maximum be USD 300 million, will be paid to the holders of ordinary shares as a capital repayment; and
(ii)     the number of outstanding ordinary shares will at least be decreased by a number of ordinary shares approximately equal to the number of ordinary shares that could, theoretically, have been repurchased by the Company for the aggregate amount repaid to the holders of ordinary shares (the amount repaid on each outstanding ordinary share, in the currency as determined by the Managing Board with the approval of the Supervisory Board, the “Repayment Amount”, the aggregate amount to be repaid to a certain shareholder, the “Shareholder Repayment Amount”, and the aggregate of all Shareholder Repayment Amounts, the “Aggregate Repayment Amount”).
The adoption by the Company’s shareholders of the resolutions proposed under this Agenda Item 17 would, if implemented, reduce the implementation time for a synthetic share repurchase from about five (5) months to approximately three (3) months (including a mandatory two-month creditor opposition period), and in particular eliminate the need for an Extraordinary General Meeting of Shareholders.
Implementation Steps
If implemented, the synthetic share repurchase will take place in three steps that involve three subsequent amendments to the Company’s Articles of Association, which are all proposed by the Supervisory Board in accordance with article 43.2 of the Company’s Articles of Association:
(i)    Step I: firstly, the par value of each ordinary share will be increased by an amount to be determined by the Managing Board, subject to the approval of the Supervisory Board in accordance with the procedure described below (amendment Part I);
(ii)    Step II: secondly, the ordinary shares will be consolidated on the basis of a ratio to be determined by the Managing Board, subject to the approval of the Supervisory Board, which share consolidation will decrease the number of issued and outstanding ordinary shares, such that the number of outstanding ordinary shares will be reduced by a number approximately equal to the number of ordinary shares that could, theoretically, have been repurchased by the Aggregate Repayment Amount (amendment Part II); and
(iii)    Step III: thirdly, the par value of the ordinary shares will be decreased to EUR 0.01 (the current par value of the ordinary shares) (amendment Part III) and on each outstanding ordinary share the Repayment Amount will be paid, which Repayment Amount will not exceed the amount by which the par value of the ordinary shares will be reduced pursuant to this Step III.
A further explanation to these proposed subsequent amendments to the Company’s Articles of Association (Part I, II and III) and the overall mechanics of the proposed synthetic share repurchase are reflected below. The proposed steps including the related amendments to the Company’s Articles of Association under this Agenda Item 17 are put to a vote as one combined voting item.
Discretionary Powers
After a favorable vote by the Annual General Meeting in respect of this Agenda Item 17, the Managing Board shall have the full discretionary power not to, or, subject to the approval of the Supervisory Board, to implement the synthetic share repurchase. Furthermore, if the synthetic share repurchase were to be implemented, the Managing Board, with the approval of the Supervisory Board, will have the full discretionary power to determine when the synthetic share repurchase will be implemented and what the record date(s) and the payment date(s) of the Shareholder Repayment Amount to shareholders will be, provided that the proposed amendments to the Company’s Articles of Association cannot be effected after 18 months from the date of the Annual General Meeting (i.e., until December 21, 2025).
Furthermore, the Managing Board shall have full discretionary power, subject to the approval of the Supervisory Board, to only implement Step I and III, but not Step II. For example, if the Repayment Amount will be relatively limited and the reduction of the number of ordinary shares pursuant to the consolidation will be limited accordingly. Where the context so requires, references to the synthetic share repurchase should be read to include a reference to the implementation of only Step I and Step III.
The powers of the Managing Board set out in the two preceding paragraphs are jointly referred to as the “Discretionary Powers”. As a result of these Discretionary Powers, a favorable vote by the Annual General Meeting in respect of Agenda Item 17 will not by any means guarantee the actual implementation of a synthetic share repurchase, and therefore, a favorable outcome should expressly not be understood by shareholders as a final and unconditional decision to execute the program. A favorable vote only enables the Managing Board to implement the synthetic share repurchase in a more efficient and economical manner, if and when the Managing Board, using the Discretionary Powers, and with the approval of the Supervisory Board, decides to execute the program. It is emphasized that the Discretionary Powers also leave room to the Managing Board to decide not to implement the synthetic share repurchase at all, for reasons that the Managing Board deems in the best interests of the Company and its affiliated enterprise, taking into account the interests of the Company’s stakeholders, including its shareholders.
Procedure of the synthetic share repurchase
First amendment of the Company’s Articles of Association (Part I) — increase of par value
To make it possible to pay the Repayment Amount to the holders of ordinary shares as a repayment of share capital, the par value of the ordinary shares must be increased. The increase of the par value will take place prior to the share consolidation, if Step II is implemented, and will be such that prior to the decrease of the par value and repayment of share capital as provided for in Step III, the nominal value of the ordinary shares at least equals the Repayment Amount plus EUR 0.01.
This increase of the par value of the ordinary shares will be achieved through an amendment to the Company’s Articles of Association (Part I), as referred to under Agenda Item 17.a.
The increase in par value will be charged to the Company’s share premium reserve.
Second amendment of the Company’s Articles of Association (Part II) — share consolidation (reverse stock split)
Secondly it is proposed to consolidate the ordinary shares (including all fractional ordinary shares in issue, if any) in accordance with a consolidation ratio, which will be determined on the basis of the formula below. This consolidation of ordinary shares, or reverse stock split, will be implemented by means of a second amendment of the Company’s Articles of Association (Part II), which amendment is proposed under Agenda Item 17.b.
Under Dutch law the par value per ordinary share must be a multiple of EUR 0.01, therefore if the par value of the ordinary shares after implementation of amendment Part I, divided by the consolidation ratio, would not result in a EUR amount that is a multiple of EUR 0.01, the par value of the consolidated ordinary shares will be rounded upwards. This potential subsequent increase of the par value of the ordinary shares will again be charged to the Company’s share premium reserve.

Third amendment of the Company’s Articles of Association (Part III) — decrease par value and repayment of share capital
Finally, it is proposed to decrease the par value of each (consolidated) ordinary share back to EUR 0.01. This requires a third amendment to the Company’s Articles of Association (Part III), which is proposed under Agenda Item 17.c. In connection with this capital decrease, the Shareholder Repayment Amount will be paid to the holders of ordinary shares and fractional ordinary shares, whereby (i) the Repayment Amount will always be an amount having no more than two decimal places and be determined by the Managing Board, subject to the approval of the Supervisory Board, and (ii) to the extent that a Shareholder Repayment Amount would, as a result of entitlement to payment on fractional ordinary shares, have more than two decimal places, the relevant Shareholder Repayment Amount will be rounded upwards to the nearest amount with two decimal places.
Calculation of the consolidation ratio
The consolidation ratio (“Y”) will be determined by the Managing Board as follows:
A = the total market value of the outstanding ordinary shares in EUR calculated on the basis of a market price per ordinary share on a date to be determined by the Managing Board and based on the market price of an ordinary share, which can be a volume weighted average market price on a stock-exchange as determined by the Managing Board and converted into EUR if applicable in accordance with an exchange ratio determined by the Managing Board.
B = the intended Aggregate Repayment Amount (subject to rounding), as determined by the Managing Board.
Y = a fraction equal to or as close as possible to Q, as determined by the Managing Board.
The consolidation ratio will in any event not result in a registered shareholder holding at least two ordinary shares prior to the implementation of Step II, holding less than one ordinary share (i.e. only fractional shares) following the implementation of Step II.
Calculation example
Example1
The calculations below provide an example of the procedure. No rights can be derived from this example. The actual values, if and when the synthetic share repurchase would be implemented, will be determined by the Managing Board in accordance with the formulas reflected above.
Total number of outstanding ordinary shares:    200 million
Market price per ordinary share:    EUR 40.00
Total market value of ordinary shares:    EUR 8 billion
Par value per ordinary share    EUR 0.01
Intended Aggregate Repayment Amount    EUR 100 million (subject to rounding)

The intended Aggregate Repayment Amount to the holders of ordinary shares in this example amounts to EUR 100 million. This equals one point twenty-five percent (1.25%) of the total market value of the outstanding
1 Note that these numbers have been included for illustrative purposes only. They should not be considered to give any guidance of the intended amount of the Repayment Amount or the past, current or future value of the ordinary shares.

ordinary shares in this example. Therefore, the total number of issued ordinary shares should be decreased by approximately one point twenty-five percent (1.25%) by means of the reverse stock split to ensure that the market value of an outstanding ordinary share will stay approximately the same. Or, in other words, approximately one point twenty-five percent (1.25%) of the outstanding ordinary shares could theoretically have been repurchased by the Company, if the amount of EUR 100 million was used for a share repurchase against a price per ordinary share of EUR 40.00, the market value of an ordinary share in this example.
As can be seen in the formula below, this reduction can be achieved by using a consolidation ratio of 80 pre-split ordinary shares to 79 post-split ordinary shares:
As set out above under ‘calculation of the consolidation ratio’, the consolidation ratio Y, shall be a fraction equal to or as close as possible to Q, as determined by the Managing Board. In this example, it is assumed that Y equals 79/80. Accordingly, the 200 million outstanding ordinary shares shall be consolidated into 197.5 million shares, representing a one and a quarter percent (1.25%) reduction .
Since the Repayment Amount will be paid on the consolidated ordinary shares, the intended Aggregate Repayment Amount must be divided by 197.5 million shares. This results in a payment per ordinary share of approximately EUR 0.506329, which will be rounded upwards to EUR 0.51. This rounded amount is the actual Repayment Amount.
As set out above, the par value of the ordinary shares will be increased to such level that prior to the capital reduction as contemplated by Part III, the par value of each ordinary share at least equals the Repayment Amount plus EUR 0.01, in this case EUR 0.52. To arrive at a par value of EUR 0.52 per consolidated ordinary share, taking into account a 79/80 consolidation ratio, the par value pre-consolidation should be EUR 0.5135 (EUR 0.5135 times 80 divided by 79 equals EUR 0.52). However, in Part I, the amount will be rounded such that it allows for the par value to increase to such value after Part II that at least equals the Repayment Amount plus EUR 0.01. In this calculation example each ordinary share shall therefore have a par value of EUR 0.51 after implementation of amendment Part I (EUR 0.51 times by 80 divided by 79 and rounded upwards to the nearest number with two decimal places, equals EUR 0.52).
Pursuant to the share consolidation each 80 ordinary shares (aggregate par value 0.51 times 80, equals EUR 40.80) will be consolidated into 79 ordinary shares. This would result in a par value of approximately EUR 0.516456 (EUR 40.80 dividend by 79), which will be rounded upwards as set out above to EUR 0.52. Subsequently, amendment Part III will be implemented pursuant to which the par value will again be reduced to EUR 0.01, and EUR 0.51 will be repaid on each outstanding ordinary share and in pro rata entitlements on each outstanding fractional ordinary share. For ordinary shares or fractional ordinary shares held in treasury, the relevant amount will again be added to the Company’s reserves.
Timeline and implementation process
If the Managing Board resolves to implement the synthetic share repurchase, it will timely announce the intention to implement this program, the relevant Ex Distribution Date(s), Record Date(s) and Payment Date(s) to the holders of ordinary shares. Note that, in addition to the exercise of the Discretionary Powers by the Managing Board and the required approvals of the Supervisory Board, the implementation of the synthetic share repurchase will be subject to the observance of a statutory creditor opposition procedure, which involves a two-months creditor opposition period and the Company having sufficient reserves to charge the increase of the par value to at the time of the implementation of the synthetic share repurchase.
Shareholders’ interests
Beneficial Shareholders
For persons holding their ordinary shares through the Depository Trust Company, subject to contractual arrangements, the shareholding of beneficial shareholders will be rounded down. As a result, shareholders entitled to fractional ordinary shares in accordance with the consolidation ratio will receive cash from their relevant bank or intermediary.
Registered Shareholders
Shareholdings registered in the Company’s shareholders register will be consolidated in accordance with the consolidation ratio based on the formula described above. Any registered holding of fractional ordinary shares in the Company will entitle the holder of those fractional ordinary shares to a fractional dividend but will not entitle the holder to voting rights with respect to such fractional ordinary shares (unless exercised together with other holders of fractional ordinary shares, to the extent their aggregate number of fractional ordinary shares equals the number of fractional ordinary shares one ordinary share comprises or a multiple thereof). Please see article 11 of the Company’s Articles of Association for the provisions applicable to fractional ordinary shares.
Holders of existing fractional shares
Fractional ordinary shares and whole ordinary shares will be consolidated in the same manner. If the consolidation would entitle a shareholder to fractional entitlements, such entitlements will be added to the number of existing fractional ordinary shares. This addition of fractional ordinary shares to existing fractional ordinary shares, may result in an automatic consolidation of fractional shares into an ordinary share in accordance with the Company’s Articles of Association.
Fractional shares make-whole action
Prior to, upon or following the execution of the synthetic share repurchase, if and to the extent implemented, or without the synthetic share repurchase being implemented, the Company may undertake certain steps making-whole the then issued and outstanding fractional ordinary shares. These steps may include the unilateral transfer, for no consideration, by the Company of such number of additional fractional ordinary shares to each holder of fractional ordinary shares, that these holders will hold such number of fractional ordinary shares one ordinary share comprises, as a result of which, the fractional ordinary shares will automatically consolidate into an ordinary share in accordance with article 11.7 of the Company’s Articles of Association. If the transfer described above were to be undertaken by the Company, no further action or act of acceptance will be required from the holders of fractional ordinary shares in that respect.
Tax consequences
The amount to be repaid to a holder of ordinary shares in connection with the synthetic share repurchase will not be subject to Dutch dividend withholding tax. Shareholders are encouraged to consult their own tax advisor as to the particular tax consequences in light of their specific circumstances.
Potential EUR / USD conversion implications
The Repayment Amount may, at the discretion of the Managing Board with the approval of the Supervisory Board, be denominated in EUR or USD (or a combination of both, depending on for example where the relevant shares are traded). The relevant EUR / USD conversions will be made on the basis of exchange rate or rates discretionarily set by the Managing Board on the basis of such source or sources as discretionarily selected by the Managing Board. To limit the risk that fluctuating currency exchange prices limit the maximum aggregate amount of the capital repayment (which maximum amount is denominated in USD), by adopting the proposal under this Agenda Item 17, the General Meeting will be considered to have approved a capital reduction in a EUR amount equal to 120% of the maximum aggregate amount of USD 300 million calculated on the day of the filing of the resolution to reduce the Company’s share capital with the Dutch Trade Register as further described below. For the avoidance of doubt, the maximum aggregate amount of the capital reduction will not exceed USD 300 million on the basis of the source or sources selected by the Managing Board, irrespective of exchange rate fluctuations after the day of the filing of the resolution.

Further explanation to the proposed resolutions under Agenda Items 17.a. through 17.d.
The three steps by which the synthetic share repurchase will be effected - if and to the extent the Managing Board, using the Discretionary Powers, decides to implement the synthetic share repurchase – are summarized below and each step will be implemented by a separate deed of amendment to the Company’s Articles of

Association. Further explanations to the proposed changes are also included in a triptych (a comparison with the present Company’s Articles of Association) made available to the Company’s shareholders upon convocation of the Annual General Meeting.
17.a. Amendment of the Articles of Association of the Company (Part I) to increase the par value per ordinary share
It is proposed to the Annual General Meeting to resolve to amend the Company’s Articles of Association in accordance with the draft deed of amendment Part I that is made available to the Company’s shareholders upon convocation of the Annual General Meeting.
17.b. Amendment of the Articles of Association of the Company (Part II) (to execute the reverse stock split)
To consolidate the ordinary shares as explained above, it is proposed to the Annual General Meeting to resolve to amend the Company’s Articles of Association in accordance with the draft deed of amendment Part II that is made available to the Company’s shareholders upon convocation of the Annual General Meeting, following the amendment as referred to under Agenda Item 18.a. In addition, in connection with this share consolidation, certain changes will be made to the provisions in the Company’s Articles of Association relating to fractional ordinary shares as the existing fractional ordinary shares will also be consolidated in accordance with the consolidation ratio.
17.c. Amendment of the Articles of Association (Part III) to decrease the par value of the ordinary shares including a reduction of capital
It is proposed to the Annual General Meeting to resolve to amend the Company’s Articles of Association, following the amendments as referred to under Agenda Items 17.a. and 17.b. (to the extent applicable), in accordance with the draft deed of amendment Part III which is made available to the Company’s shareholders upon convocation of the Annual General Meeting, to decrease the par value of each ordinary share back to EUR 0.01, which will be combined with a capital repayment to the Company’s shareholders.
17.d. Authorization
It is proposed to the Annual General Meeting to authorize each member of the Managing Board and each lawyer, (candidate) civil law notary and paralegal working at De Brauw Blackstone Westbroek N.V. to have the three deeds of amendment of the Company’s Articles of Association as referred to under Agenda Items 17.a., 17.b. and 17.c executed, if and to the extent the Managing Board, using the Discretionary Powers, decides to proceed with the synthetic share repurchase.
The verbatim text of each of the amendments to the Company’s Articles of Association and a triptych containing explanatory notes thereto are available at the Company’s website (https://corporate.qiagen.com/ agm2024) and at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and at the offices of Equiniti Trust Company, LLC at 48 Wall Street, Floor 23, New York, NY 10005, United States of America, until the close of the Annual General Meeting.
One voting item
The proposals under Agenda Items 17.a. through 17.d. will be put to a vote as one combined voting item and, for the avoidance of doubt, include the grant of the Discretionary Powers to the Managing Board for a period of 18 months from the date of the Annual General Meeting (i.e. until December 21, 2025). Pursuant to Dutch law, the resolution to decrease the (aggregate) par value of the issued ordinary shares (both the issued and outstanding (fractional) ordinary shares and the (fractional) ordinary shares held in treasury at the time of implementation of the synthetic share repurchase) through the proposed amendment of the Company’s Articles of Association (Part III) reflected in Step III above require a favorable vote by a majority of at least two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the Company’s issued share capital is represented at the Annual General Meeting. If fifty percent (50%) or more of the Company’s issued share capital is represented at the Annual General meeting, a simple majority of the votes cast at the Annual General Meeting is sufficient for the resolution to be adopted. As the relevant steps contemplated for the synthetic share repurchase (Steps I through III reflected above) are put to a vote as one combined voting item, the aforementioned majority requirements apply in full to this voting item.

It is once again noted that, if this Agenda Item 17 is adopted by the Annual General Meeting, the implementation of this Agenda Item 17 and the relevant subsections thereof is subject to, among other things, the Managing Board’s use of its Discretionary Powers.
Furthermore, the resolution to reduce the issued share capital as contemplated by Step III only becomes effective after a two-month creditor opposition period as described in section 2:100 of the Dutch Civil Code has been observed.
Under the provisions of section 2:100 of the Dutch Civil Code, creditors may lodge objections to the capital reduction within a period of two months following the announcement of the filings of the resolution to reduce the Company’s share capital with the Dutch Trade Register. The third amendment of the Articles of Association (Part III) effecting the capital reduction may only be implemented after such two-month creditor opposition period has lapsed, provided that no creditor objections have been received by the competent court or, in the event objections have been received, after such opposition has been withdrawn, resolved of lifted by an enforceable court order by the competent court in the Netherlands.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 18—Cancellation of fractional ordinary shares held by the Company
In an effort to, as much as possible, clean up the composition of the Company’s share capital, it is contemplated by the Company to cancel all fractional ordinary shares it holds or will hold in own capital as these fractional ordinary shares do not serve any particular purpose and cannot be used for any purpose for which full ordinary shares held in treasury are typically used. The costs for such cancellation(s) will be limited.
It is therefore proposed by the Supervisory Board, in accordance with article 7 read in conjunction with article 11.4 of the Company’s Articles of Association, and with due observance of Section 2:99 of the Dutch Civil Code, to reduce the issued share capital of the Company by cancelling all fractional ordinary shares (i) the Company holds in its own capital at the date of the Annual General Meeting, or will hold in its own share capital following the execution of certain steps, as further described in the explanatory notes to Agenda Item 17, making-whole the fractional ordinary shares issued and outstanding at the date of the Annual General Meeting, and (ii) the Company will hold in its own capital as a result of the synthetic share repurchase proposed under Agenda Item 17, if implemented, and the execution of certain steps making-whole the then issued and outstanding fractional ordinary shares as described in the explanatory notes to Agenda Item 17. The cancellation may be executed in one or more tranches, at the discretion of the Managing Board. The number of fractional ordinary shares to be cancelled (whether or not in a tranche) shall be determined by the Managing Board, but shall not exceed the number of fractional ordinary shares the Company (i) holds in its own capital at the date of the Annual General Meeting, or will hold in its own share capital following the execution of certain steps making-whole the fractional ordinary shares issued and outstanding at the date of the Annual General Meeting, and (ii) may hold in its own share capital following execution of the synthetic share repurchase proposed under Agenda Item 17, if implemented, and any related steps making-whole the then issued and outstanding fractional ordinary shares as described in the explanatory notes to Agenda Item 17, as the case may be.
Under the provisions of Section 2:100 of the Dutch Civil Code, creditors may lodge objections to a capital reduction within a period of two months following the announcement of the filing of the resolution to reduce the Company’s share capital with the Dutch Trade Register. Any resolution of the Managing Board to implement the cancellation of fractional ordinary shares (whether or not in a tranche) will only become effective after such two-month creditor opposition period has lapsed, provided that no creditor objections have been received by the competent court or, in the event objections have been received, after such opposition has been withdrawn, resolved of lifted by an enforceable court order by the competent court in the Netherlands.
According to Dutch law, the proposal set forth under this Agenda Item 18 requires the affirmative vote of two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the Company’s issued share capital is represented at the Annual General Meeting. If fifty percent (50%) or more of the Company’s issued share capital is represented at the Annual General Meeting, the proposal set forth under this

Agenda Item 18 shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

COMMITTEES OF THE SUPERVISORY BOARD, MEETINGS AND
SHAREHOLDER COMMUNICATIONS TO THE BOARD
Meeting Attendance. During 2023, there were six (6) meetings of the Supervisory Board, and the various committees of the Supervisory Board met a total of twenty one (21) times. Attendance was 100% at all Supervisory Board meetings and all Committee meetings.
Committees of the Supervisory Board. The Supervisory Board has established an Audit Committee, a Compensation & Human Resources Committee, a Nomination & ESG Committee and a Science & Technology Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website www.qiagen.com. The committees were comprised of the following members as of May 1, 2024:

Supervisory Directors(1) (2) (3)	Audit Committee	Compensation & Human Resources Committee	Nomination & ESG Committee	Science & Technology Committee
Mr. Lawrence A. Rosen	•		•
Dr. Metin Colpan			•	• (Chair)
Dr. Toralf Haag	• (Chair)
Dr. Ross L. Levine				•
Dr. Elaine Mardis		•		•
Dr. Eva Pisa		• (Chair)
Mr. Stephen H. Rusckowski		•	• (Chair)
Ms. Elizabeth E. Tallett	•	•	•
Mr. Bert van Meurs			•
Ms. Eva van Pelt	•
(1)Mr. Rusckowski joined the Compensation & Human Resources Committee in June 2023 and the Nomination & ESG Committee in March 2024.
(2)Mr. van Meurs joined the Nomination & ESG Committee in April 2024.
(3)Ms. van Pelt joined the Audit Committee in March 2024.
The composition of each Committee, including the Chair, is reviewed and updated accordingly by the Supervisory Board following each Annual General Meeting.
We believe that all of our Supervisory Directors meet the independence requirements set forth in the Dutch Corporate Governance Code (the “Dutch Code”) and that the majority of our Supervisory Directors meet the independence requirements set forth in the New York Stock Exchange (the “NYSE”) Listed Company Manual (the “NYSE Rules”). Pursuant to the NYSE Rules, a majority of the Supervisory Directors must qualify as independent, as defined in the NYSE Rules.
Audit Committee.
The Audit Committee currently consists of four members appointed annually by the Supervisory Board for one-year terms and met at least quarterly during 2023. We believe that the majority of the members of this Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the NYSE Rules.
The Board has designated Dr. Haag as an “Audit Committee Financial Expert” as that term, or the Dutch equivalent thereof, is defined or referred to (as applicable) in the U.S. Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and as referred to in the Dutch Decree on Audit Committees (Besluit instelling auditcommissie).

The Committee performs a self-evaluation of its activities on an annual basis. The Committee's primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN's accounting and financial reporting process, control and compliance systems and internal risk management, including cyber security. This Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the Annual General Meeting.
Further, this Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Managing Board and the Supervisory Board. Our Internal Audit and Compliance functions operate under the direct responsibility of the Audit Committee. Additionally, this Committee is responsible for establishing procedures to allow for the confidential and or anonymous submission by employees of concerns, including the receipt, retention and treatment of submissions received regarding accounting, internal accounting controls, or auditing matters.
The Audit Committee met seven times in 2023, and also met with the external auditor excluding members of the Managing Board in August 2023. The Committee discussed, among other matters, the following topics, and provided updates to the Supervisory Board:
•the adequacy of our financial accounting (including reporting principles and policies), financial and operating controls and procedures with the external auditor and management;
•consideration and approval of any recommendations regarding changes to our accounting principles, policies and processes;
•reviewed with management and the external auditor our quarterly earnings reports prior to their public release;
•reviewed the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the U.S. Securities and Exchange Commission and the Deutsche Boerse in Germany;
•reviewed the annual report to be filed with the Dutch Authority for Financial Markets; and
•reviewed major risk exposures (including cyber security) and reviewed any legal matter including compliance topics that could have a significant impact on the financial statements.
Compensation & Human Resources Committee.
The Compensation & Human Resources Committee currently consists of four members appointed annually by the Supervisory Board for one-year terms.
Its primary duties and responsibilities include, among other things, oversight of the Company's programs, policies and practices related to management of human capital resources including talent management, culture, diversity and inclusion; the preparation of a proposal to the Supervisory Board regarding the Remuneration Policy for the Managing Board and Supervisory Board and proposal for adoption by shareholders at the General Meeting; preparation of a proposal concerning the individual compensation for Managing Board members to be adopted by the Supervisory Board, and preparation of the Remuneration Report that outlines compensation for the Managing Board and Supervisory Board members to be adopted by the Supervisory Board, and submitted to the Annual General Meeting for an advisory vote in accordance with Dutch law.
The Remuneration Report outlines the implementation of the Remuneration Policies for the most recent year. This Committee engaged during 2023 with external consultants to ensure that the overall remuneration levels are benchmarked regularly against a selected group of companies and key markets in which QIAGEN operates.
The Compensation & Human Resources Committee met six times in 2023. The Committee discussed, among other matters, the following topics, and provided updates to the Supervisory Board:
•policies and practices related to management of human capital resources including talent management and diversity;
•review and approve all share-based compensation;
•review and approve the annual salaries, bonuses and other benefits of the Executive Committee; and

•review of general policies relating to employee compensation and benefits.
Nomination & ESG Committee.
The Nomination & ESG Committee currently consists of five members appointed by the Supervisory Board annually for one-year terms.
Its primary responsibilities include, among other things, preparing the selection criteria and appointment procedures for members of the Supervisory Board and Managing Board; periodically evaluating the scope and composition of the Managing Board and Supervisory Board; periodically evaluating the functioning of individual members of the Managing Board and Supervisory Board, and reporting these results to the Supervisory Board; proposing (re-)appointments of members of the Supervisory Board and Managing Board; conducting periodic evaluations of QIAGEN's ESG (Environmental, Social and Governance) policies and related public disclosures; and periodically reviewing the Company's Corporate Governance structure in line with applicable legal requirements and recommend changes to the Supervisory Board.
The Nomination & ESG Committee met four times in 2023. The Committee discussed, among other matters, the following topics, and provided updates to the Supervisory Board:
•the nomination of Mr. Steven H. Rusckowski as a new member of the Supervisory Board;
•an annual evaluation on the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board as well as the functioning of individual members of Boards;
•proposals for the (re-)appointment of members of the Managing Board and Supervisory Board, and supervised the Managing Board in relation to the selection and appointment criteria for senior management;
•the search and selection process for new members and succession planning considerations for the Supervisory Board, Managing Board, Executive Committee and other senior management positions, taking into account short-, medium- and longer-term perspectives;
•the preparation of the Supervisory Board self-evaluation process, which involved an external expert; and
•regular updates on the progress of the company’s ESG programs, including a review and discussion of the Gender Diversity Policy.
Science & Technology Committee.
The Science & Technology Committee consists of three members appointed annually by the Supervisory Board for one-year terms. The Committee works with the Scientific Advisory Board, which was established in 2021 to provide early evaluation of market and technology developments that could have an influence on QIAGEN’s development and positioning in the Life Sciences and Molecular Diagnostics.
The Committee's primary responsibilities include, among other things, reviewing and monitoring research and development projects, programs, budgets, infrastructure management; and overseeing the management risks related to our portfolio and information technology platforms.
This Committee met four times in 2023. The Committee discussed, among other matters, the following topics, and provided updates to the Supervisory Board:
•discussions to gain understanding, clarification and validation of the fundamental technical basis of our businesses in order to enable the Supervisory Board to make informed, strategic business decisions and vote on related matters; and
•guided the Managing Board to ensure that QIAGEN can develop and leverage powerful, world-class science to create value for our stakeholders, including shareholders.
Shareholder Communications to the Board. Shareholders who have questions or concerns should generally contact our Investor Relations department at +49-2103-29-11709 or ir@qiagen.com. However, any shareholders who wish to address questions regarding our business directly with the Supervisory Board, or any individual Supervisory Director, should direct questions in writing to the Chair of the Supervisory Board, QIAGEN N.V., Hulsterweg 82, 5912 PL Venlo, The Netherlands.

ADDITIONAL INFORMATION REGARDING REMUNERATION OF MANAGING DIRECTORS
The following section summarizes the remuneration of the Managing Directors. More detailed information on the way our Remuneration Policy was executed in 2023 can be found in the Remuneration Report of the Company which is published on our website (www.qiagen.com).
At the Annual General Meeting in June 2021, the Remuneration Policy of the Managing Board was adopted. The Remuneration Policy for the Managing Board supports the sustainable long-term development and strategy of QIAGEN in a highly dynamic environment while aiming to address the views of various stakeholders and maintaining an acceptable risk profile. It builds on remuneration principles and practices that have proven to be both fitting and effective for QIAGEN. The Supervisory Board ensures that the Remuneration Policy for the Managing Board and its implementation are linked to our objectives.
Remuneration of Managing Board members consists of a combination of base salary, short-term variable cash incentive (STI) tied to the achievement of annual Corporate Goals and Team Goals, and a long-term incentive (LTI) granted in share units that only vest after multiple years upon the achievement of predefined targets. In addition, Managing Board members can receive deferred compensation contributions and other benefits in line with market practices.
The remuneration package for Managing Board members is designed to have a significant portion of total compensation in variable awards. The value of these awards can differ substantially from year to year depending on actual performance. Within the variable component, the incentives for short-term performance targets have a lower weight than those for long-term incentives, which are aimed at delivering sustainable value creation for our stakeholders, including shareholders.
The remuneration of the Managing Board in 2023 is based on the implementation of the Remuneration Policy for the Managing Board, as approved by shareholders in 2021. It includes any remuneration granted by any consolidated subsidiary. The 2023 remuneration of the Managing Board is reflected in the table below. An overview of all share grants outstanding and their status in vesting and release is presented in the tables under the header "Share-based rights" in the 2023 Remuneration Report.

	Annual compensation				Long-term compensation
Managing Board member(1)	Fixed salary	Variable cash bonus	Other(2)	Total	Benefit plans	Performance stock units granted
Thierry Bernard	$978,500	$780,354	$33,320	$1,792,174	$199,700	119,695
Roland Sackers	$588,000	$319,730	$40,270	$948,000	$117,270	67,723
(1)The salary of Mr. Bernard is set in U.S. dollars. The salary of Mr. Sackers is set in euros and subject to fluctuation of exchange rates when reported in U.S. dollars. The exchange rate used for translation was EUR 1 = USD 1.081.
(2)Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. We also occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000, or tax amounts paid by the Company to taxing authorities in order to avoid double-taxation under multi-tax jurisdiction agreements.